Exhibit 99.8

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the use of our report dated March 14, 2007 on the consolidated balance sheets of Brookfield Asset Management Inc. as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for the years then ended, and our report dated March 14, 2007 on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006 which appear in this Annual Report on Form 40-F.
Independent Registered Chartered Accountants
Toronto, Canada
March 30, 2007